EXHIBIT 99.2

Shell plc filed amendments to its Form 20-Fs for 2023 and 2024 with SEC

July 2, 2025

Shell plc filed amendments to its Form 20-Fs for the year ended December 31, 2023 and December 31, 2024, (“2023/24 Form 20-F/As”), with the US Securities and Exchange Commission on July 2, 2025.

The 2023/24 Form 20-F/As can be downloaded from www.shell.com/investors/results-and- reporting/annual-report or www.sec.gov.

The printed copies of the 2034/24 Form 20-F/As are expected to be available from August 15, 2025, and can be requested, free of charge, at www.shell.com/investors/results-and-reporting/annual-report/order- printed-annual-reports.

Copies of the Annual Report and Accounts can be viewed online or downloaded in pdf format at www.shell.com/investors/results-and-reporting/annual-report.

Enquiries

Shell Media Relations International: +44 20 7934 5550

US Media Relations: Contact Shell US Media Team

LEI number of Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of the United Kingdom